SEC
Mail Processing
Section
FEB 27 2017
Washington DC
415

SECU 17004698

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2016 AND ENDING DECEMBER 31, 2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Equity Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Westown Parkway, 2nd Floor
(No. and Street)

West Des Moines (City) | Iowa (State) | 50266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Julie L. LaFollette 515-273-3602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

2500 Ruan Center, 666 Grand Avenue (Address) | Des Moines (City) | Iowa (State) | 50309 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Julie L. LaFollette, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of American Equity Capital, Inc. as of December 31, 2016, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Julie LaFollette

Signature
Chief Financial Officer and Treasurer

Crystal D Wilson

Notary Public

NOTARIAL SEAL IOWA
CRYSTAL D. WILSON
Commission Number 753111
My Commission Expires
June 5, 2017

This report contains (check all applicable boxes):

(X) (a) Facing Page.
(X) ... (b) Statement of Financial Condition.
(X) ... (c) Statement of Income (Loss).
(X) ... (d) Statement of Changes in Financial Condition.
(X) ... (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) ... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) ... (g) Computation of Net Capital.
(X) ... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) ... (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(X) ... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) ... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) ... (l) An Oath or Affirmation.
( ) ... (m) A copy of the SIPC Supplemental Report.
( ) ... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

AMERICAN EQUITY CAPITAL, INC.

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Supplemental Schedules:	
Schedule I - Computation of Net Capital Required under Rule 15c3-1 of the Securities and Exchange Commission - Part IIA	9
Schedule II – Computation for Determination of Customer Reserve Requirements and PAB Accounts Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule III - Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	12

KPMG

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
American Equity Capital, Inc.:

We have audited the accompanying statement of financial condition of American Equity Capital, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Equity Capital, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Des Moines, Iowa
February 22, 2017

AMERICAN EQUITY CAPITAL, INC.

Statement of Financial Condition

December 31, 2016

		2016
Assets		
Cash	$	3,877,792
Accounts receivable - affiliate		6,401
Deferred tax asset		49,474
Other assets		6,810
Total assets	$	3,940,477
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	20,000
Accounts payable - affiliate		11,388
Payable under tax allocation agreement		1,132,219
Total liabilities		1,163,607
Stockholder's equity:		
Series preferred stock, without par value. Authorized, 200,000 shares; no shares issued or outstanding		—
Common stock, without par value (stated value $1 per share). Authorized, 300,000 shares; issued and outstanding, 13,000 shares		13,000
Additional paid-in capital		1,614,997
Accumulated earnings		1,148,873
Total stockholder's equity		2,776,870
Total liabilities and stockholder's equity	$	3,940,477

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statement of Operations

Year ended December 31, 2016

		2016
Revenues:		
Concession fee income from an affiliated company	$	2,904,085
Interest		3,516
Total revenues		2,907,601
Expenses:		
Licenses and fees		22,235
Professional fees		20,000
Other operating expenses		63,450
Total expenses		105,685
Income before income tax expense		2,801,916
Income tax expense		1,082,744
Net income	$	1,719,172

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2016

	Common stock		Additional paid-in capital		Accumulated earnings (deficit)		Total stockholder's equity	
Balance at December 31, 2015	$	13,000	$	1,614,997	$	(570,299)	$	1,057,698
Net income for year		—		—		1,719,172		1,719,172
Balance at December 31, 2016	$	13,000	$	1,614,997	$	1,148,873	$	2,776,870

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statement of Cash Flows

Year ended December 31, 2016

		2016
Operating activities:		
Net income	$	1,719,172
Adjustment to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(49,474)
Change in other assets		994
Change in accounts payable - affiliate		11,191
Change in payable under tax allocation agreement		856,370
Net cash provided by operating activities		2,538,253
Cash at beginning of year		1,339,539
Cash at end of year	$	3,877,792

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

American Equity Capital, Inc. (the Company), a wholly owned subsidiary of American Equity Investment Life Holding Company (the Parent), was incorporated on February 16, 1998 and commenced operations on April 1, 1998. The Company operates as a broker-dealer, dealing with the sale of annuity products issued by American Equity Investment Life Insurance Company (American Equity Life), a wholly owned subsidiary of the Parent, and annuity products issued by Eagle Life Insurance Company (Eagle Life), a wholly owned subsidiary of American Equity Life.

(b) Commissions and Concession Fee Income

Concession fee income is derived from an agreement with Eagle Life, an affiliated company, by which the Company is paid a percentage of all non-registered product premiums received by Eagle Life in exchange for providing certain training and educational services. Concession fee income is recognized as it is earned.

(c) Income Taxes

The Company's operating income is included in the nonlife subgroup consolidated income tax return of the Parent. Pursuant to the current tax-sharing agreement signed in 2011, the Company will be reimbursed for its net operating losses to the extent such losses are or have been utilized by the consolidated group.

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax expenses or benefits are based on the changes in the net deferred income tax asset or liability from period to period. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

(2) Income Taxes

The income tax expense computed at the statutory rate of 35% varies from the tax benefit reported in the statement of operations as follows:

		2016
Income tax expense at statutory rate	$	980,670
Change in valuation allowance		(80,050)
State taxes		182,124
Income tax expense as reported	$	1,082,744

Deferred income taxes have been established by each member of the consolidated group for the tax effect of temporary differences in the financial reporting and tax bases of assets and liabilities and net operating losses within each entity. The Company's temporary differences relate to the existence of state tax operating loss carryforwards arising since inception, which have not been used in the consolidated group, of $761,144 at December 31, 2016. Management has released the valuation allowance in full because the Company has generated income for the most recent two years and it is more likely than not the company will be able to fully utilize the net operating loss carryforwards. The tax operating loss carryforwards expire as follows: 2030 - $397,434; 2031 - $113,803; 2032 - $171,202; 2033 - $78,705.

As a result of the tax allocation agreement entered into by the Company in 2011, the Company is entitled to be reimbursed for any net operating losses incurred by the Company and used by other members of the consolidated group. The Company recognized tax expense of $1,082,744 during the year ended December 31, 2016, of which $80,050 represents the amount of net operating losses used, or expected to be used, by members of the consolidated group as well as a reversal of the valuation allowance, offset by current year income taxes incurred of $1,162,794.

The Company has adopted the guidance in FASB ASC 740, Income Taxes, regarding accounting for income tax uncertainties. There are no unrecognized tax benefits or accruals for interest or penalties recognized in the statement of operations for the year ended December 31, 2016 or in the statement of financial position at December 31, 2016. The amount of unrecognized tax benefits reflected in the financial statements is not expected to significantly increase or decrease within the subsequent 12-month period. Generally, the 2013-2015 tax years are subject to examination by taxing authorities.

(3) Regulatory Requirements

(a) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, not to exceed 15 to 1. Net capital and the net capital ratio fluctuate on a daily basis, however, at December 31, 2016, the Company had defined net capital of $2,714,185, which was $2,636,611 in excess of its required net capital of $77,574 and the Company's percentage of aggregate indebtedness to net capital was 42.87%.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3 3(k)(1).

(4) Related-Party Transactions

On January 1, 2013, the Company entered into an agreement with Eagle Life under which the Company earns a fee equal to 20 basis points (0.20%) of all premiums received by Eagle Life on sales of nonregistered products in exchange for providing certain training and educational services to Eagle Life. These fees totaled $2,904,085 for the year ended December 31, 2016.

The Company is a member of a group of affiliated companies which are engaged in the sales of life insurance and annuities. A portion of the Company's other operating expenses are paid to American Equity Life and Eagle Life, both affiliates, and represent an allocation of shared expenses. These shared expenses, which are allocated based on estimated cost, consist primarily of an allocation of overhead expenses and compensation expenses for employees of affiliates of the Company that spend a portion of their time on Company related tasks. The Company's portion of these shared expenses, which is included in other operating expenses in the statements of operations, was $42,400 for the year ended December 31, 2016.

(5) Subsequent Events

The Company has evaluated subsequent events through February 22, 2017, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

AMERICAN EQUITY CAPITAL, INC.

Schedule I – Computation of Net Capital Required under Rule 15c3-1
of the Securities and Exchange Commission – Part IIA

December 31, 2016

Computation of Net Capital

1.	Total ownership equity from statement of financial condition	$	2,776,870
2.	Deduct ownership equity not allowable for net capital		—
3.	Total ownership equity qualified for net capital		2,776,870
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
	B. Other (deductions) or allowable credits		—
5.	Total capital and allowable subordinated liabilities		2,776,870
6.	Deductions and/or charges:		
	A. Total nonallowable assets from statement of financial condition		62,685
	B. Secured demand note deficiency		—
	C. Commodity futures contracts and spot commodities – proprietary capital charges		—
	D. Other deductions and/or charges		—
			62,685
7.	Other additions and/or allowable credits		—
8.	Net capital before haircuts on securities positions		2,714,185
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
	A. Contractual securities commitments		—
	B. Subordinated securities borrowings		—
	C. Trading and investment securities:		
	1. Exempted securities		—
	2. Debt securities		—
	3. Options		—
	4. Other securities		—
	D. Undue concentration		—
	E. Other		—
			—
10.	Net capital	$	2,714,185

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	77,574
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with note (A)		5,000
13.	Net capital requirement (greater of line 11 or 12)		77,574
14.	Excess net capital (line 10 less 13)		2,636,611
15.	Net Capital (line 10) less the greater of 120% of minimum dollar net capital (line 12) or 10% of total aggregate indebtedness (line 19)		2,597,824

AMERICAN EQUITY CAPITAL, INC.

Schedule I – Computation of Net Capital Required under Rule 15c3-1
of the Securities and Exchange Commission – Part IIA

December 31, 2016

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition	$	1,163,607
17. Add:		
A. Drafts for immediate credit		—
B. Market value of securities borrowed for which no equivalent value is paid or credited		—
C. Other unrecorded amounts		—
		—
19. Total aggregate indebtedness	$	1,163,607
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		42.87%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		—

There are no material differences between the Company's computation of net capital required under Rule 13c3-1 included in the Company's unaudited form X-174A-5 Part IIA, filed with the Financial Industry Regulatory Authority (FINRA) on January 25, 2017, and the Company's computation of net capital required under Rule 15c3-1, above.

See accompanying report of independent registered public accounting firm.

Notes:

(A) - The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method used

AMERICAN EQUITY CAPITAL, INC.

Schedule II – Computation for Determination of Customer Reserve Requirements and PAB Accounts Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company is exempt under subparagraph (k)(1) of Rule 15c3-3 from the requirements of this rule.

See accompanying report of independent registered public accounting firm.

AMERICAN EQUITY CAPITAL, INC.

Schedule III – Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company is exempt under subparagraph (k)(1) of Rule 15c3-3 from the requirements of this rule.

See accompanying report of independent registered public accounting firm.

American Equity Capital, Inc.'s Exemption Report

American Equity Capital, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). The the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year from January 1, 2016 to December 31, 2016 without exception.

American Equity Capital, Inc.

By: [signature]

Title: Chief Financial Officer and Treasurer

February 22, 2017

KPMG

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
American Equity Capital, Inc.:

We have reviewed management's statements, included in the accompanying American Equity Capital, Inc. Exemption Report (the Exemption Report), in which (1) American Equity Capital, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Des Moines, Iowa
February 22, 2017

AMERICAN EQUITY CAPITAL, INC.

Financial Statements and Supplemental Information

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

American Equity
CAPITAL, INC

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
415

February 23, 2017

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To Whom it May Concern:

Enclosed please find a copy of American Equity Capital Inc.'s 2016 annual audited financial statement.

Please stamp the duplicate copy of this letter as received and return it in the enclosed postage-paid envelope.

Sincerely,

Harley A. Whitfield, Jr.
Chief Compliance Officer

Enclosures

HAW/jas

American Equity
CAPITAL, INC

SEC
Mail Processing
Section

FEB 27 2017

Washington DC
415

February 23, 2017

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To Whom it May Concern:

Enclosed please find a copy of American Equity Capital Inc.'s 2016 annual audited financial statement.

Please stamp the duplicate copy of this letter as received and return it in the enclosed postage-paid envelope.

Sincerely,

Harley A. Whitfield, Jr.
Chief Compliance Officer

COPY

Enclosures

HAW/jas

Toll Free (877)-542-8843 • 6000 Westown Parkway, Second Floor • West Des Moines, IA 50266

Form 9012

Harley Whitfield Jr - 2E
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FIRST-CLASS MAIL PERMIT NO 8875 DES MOINES, IOWA

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AMERICAN EQUITY INVESTMENT
LIFE INSURANCE COMPANY
PO BOX 71216
DES MOINES IA 50325-9909

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